Mail Stop 4561

August 1, 2007

VIA USMAIL and FAX (604) 960 - 0536

Mr. D. James Mackenzie
Chief Executive Officer
Nordic Nickel Ltd.
Suite 300, 1055 West Hastings Street
Vancouver, British Columbia, Canada V6E 2EP

> **Re: Nordic Nickel, Ltd.**
> **Form 10-KSB for the year ended 12/31/2006**
> **Filed on 4/10/2007**
> **File No. 000-49725**

Dear Mr. D. James Mackenzie:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief